Exhibit 8.1

Subsidiaries of Top Wealth Group Holding Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Top Wealth (BVI) Holding Limited	British Virgin Islands

Top Wealth Group (International) Limited	Hong Kong